                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

[X]  For the fiscal year ended December 31, 1996.

                                       OR


               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

[ ]  For the transition period from _______to _______.

                         Commission file number:    000-21640
                                                    ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          STATION CASINOS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                STATION CASINOS, INC.
                               2411 WEST SAHARA AVENUE
                                 LAS VEGAS, NV  89102

                        STATION CASINOS, INC. 401(k) PLAN

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                Page
                                                                ----

     Report of Independent Public Accountants                    3

     Statements of Net Assets Available for Plan Benefits as
     of December 31, 1996 and 1995                               4-5

     Statement of Changes in Net Assets Available for Plan
     Benefits for the Year Ended December 31, 1996               6

     Notes to Financial Statements                               7-11

     Schedules:

     I.   Schedule of Assets Held for Investment
          Purposes as of December 31, 1996                       12

     II.  Schedule of Reportable Transactions for the
          Year Ended December 31, 1996                           13

     Exhibit Index                                               14

     Signature                                                   15

     Exhibit 23.1                                                16

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Station Casinos, Inc. 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for plan benefits of the Station Casinos, Inc. 401(k) Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                   ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 13,  1997

                                             STATION CASINOS, INC.
                                                  401(k) PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             AS OF DECEMBER 31, 1996






                                            STRATEGIC    OPPORT-                             EQUITY     CONSTEL-      STABLE
                                             INCOME       UNITY       VALUE    INVESTORS     GROWTH      LATION       VALUE
                                              FUND        FUND        FUND       FUND         FUND        FUND        FUND
                                           ----------  ----------  ----------  ---------   ----------  ----------   ----------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $  813,895  $        -  $        -  $        -  $        -  $        -   $        -
Oppenheimer Quest Opportunity Value Fund            -     856,713           -           -           -           -            -
AIM Value Fund                                      -           -     623,839           -           -           -            -
Fundamental Investors Fund                          -           -           -   4,642,852           -           -            -
Fidelity Advisor Equity Growth Fund                 -           -           -           -   2,252,791           -            -
AIM Constellation Fund                              -           -           -           -           -   1,502,594            -
Morley Capital Stable Value Fund                    -           -           -           -           -           -    2,738,170
Money Market Fund                                   -           -           -           -           -           -            -
Station Casinos, Inc. Common Stock Fund             -           -           -           -           -           -            -
Loan Account                                        -           -           -           -           -           -            -
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------
   Total Investments                          813,895     856,713     623,839   4,642,852   2,252,791   1,502,594    2,738,170
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------
RECEIVABLES:
Employee Contributions                         12,981      40,275      14,809      47,122      37,454      23,099       20,383
Employer Contributions                          1,662       5,155       1,849       5,779       4,486       2,743        2,607
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------
                                               14,643      45,430      16,658      52,901      41,940      25,842       22,990
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $  828,538  $  902,143  $  640,497  $4,695,753  $2,294,731  $1,528,436   $2,761,160
                                           ==========  ==========  ==========  ==========  ==========  ==========   ==========

                                                           STN
                                             MONEY        COMMON
                                            MARKET         STOCK        LOAN
                                             FUND          FUND        ACCOUNT       TOTAL
                                            ------        -------      -------       -----
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $        -   $        -    $        -    $   813,895
Oppenheimer Quest Opportunity Value Fund            -            -             -        856,713
AIM Value Fund                                      -            -             -        623,839
Fundamental Investors Fund                          -            -             -      4,642,852
Fidelity Advisor Equity Growth Fund                 -            -             -      2,252,791
AIM Constellation Fund                              -            -             -      1,502,594
Morley Capital Stable Value Fund                    -            -             -      2,738,170
Money Market Fund                             173,882            -             -        173,882
Station Casinos, Inc. Common Stock Fund             -      583,906             -        583,906
Loan Account                                        -            -       795,167        795,167
                                           ----------   ----------    ----------    -----------
    Total Investments                         173,882      583,906       795,167     14,983,809
                                           ----------   ----------    ----------    -----------

RECEIVABLES:
Employee Contributions                         11,706            -             -        207,829
Employer Contributions                          1,469            -             -         25,750
                                           ----------   ----------    ----------    -----------
                                               13,175            -             -        233,579
                                           ----------   ----------    ----------    -----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                             $  187,057   $  583,906    $  795,167    $15,217,388
                                           ==========   ==========    ==========    ===========

           The accompanying notes are an integral part of this statement.

                                             STATION CASINOS, INC.
                                                   401(k) PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                             AS OF DECEMBER 31, 1995




                                                                                               STN                    GROWTH
                                            STRATEGIC    OPPORT-                 MONEY       COMMON                     AND
                                             INCOME       UNITY       VALUE      MARKET       STOCK       LOAN        INCOME
                                              FUND        FUND        FUND       FUND         FUND       ACCOUNT       FUND
                                           ----------  ----------  ----------  ---------   ----------  ----------   ----------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $  461,618  $        -  $        -  $        -  $        -  $        -   $        -
Oppenheimer Quest Opportunity Value Fund            -     217,160           -           -           -           -            -
AIM Value Fund                                      -           -     172,701           -           -           -            -
Money Market Fund                                   -           -           -       3,727           -           -            -
Station Casinos, Inc. Common Stock Fund             -           -           -           -     538,734           -            -
Loan Account                                        -           -           -           -           -     611,558            -
Dreyfus Growth and Income Fund                      -           -           -           -           -           -    3,965,482
Dreyfus Strategic Investing Fund                    -           -           -           -           -           -            -
Dreyfus New Leaders Fund                            -           -           -           -           -           -            -
LaSalle National Trust Capital
  Preservation Fund                                 -           -           -           -           -            -
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------
   Total Investments                          461,618     217,160     172,701       3,727     538,734     611,558    3,965,482
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------
RECEIVABLES:
Employee Contributions                          9,131       8,897       9,824           -       8,750           -       21,277
Employer Contributions                          1,060         971       1,007           -       1,000           -        2,417
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------
                                               10,191       9,868      10,831           -       9,750           -       23,694
                                           ----------  ----------  ----------  ----------  ----------  ----------   ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                            $  471,809  $  227,028  $  183,532  $    3,727  $  548,484  $  611,558   $3,989,176
                                           ==========  ==========  ==========  ==========  ==========  ==========   ==========

                                                                       CAPTIAL
                                           STRATEGIC       NEW         PRESERV-
                                           INVESTING      LEADERS       ATION
                                             FUND          FUND         FUND         TOTAL
                                            ------        -------      -------       -----
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund              $        -   $        -    $        -    $   461,618
Oppenheimer Quest Opportunity Value Fund            -            -             -        217,160
AIM Value Fund                                      -            -             -        172,701
Money Market Fund                                   -            -             -          3,727
Station Casinos, Inc. Common Stock Fund             -            -             -        538,734
Loan Account                                        -            -             -        611,558
Dreyfus Growth and Income Fund                      -            -             -      3,965,482
Dreyfus Strategic Investing Fund            1,726,666            -             -      1,726,666
Dreyfus New Leaders Fund                            -      920,301             -        920,301
LaSalle National Trust Capital
  Preservation Fund                                 -            -     2,490,818      2,490,818
                                           ----------   ----------    ----------    -----------
    Total Investments                       1,726,666      920,301     2,490,818     11,108,765
                                           ----------   ----------    ----------    -----------

RECEIVABLES:
Employee Contributions                         10,344       12,862        21,157        102,242
Employer Contributions                          1,163        1,340         2,591         11,549
                                           ----------   ----------    ----------    -----------
                                               11,507       14,202        23,748        113,791
                                           ----------   ----------    ----------    -----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                             $1,738,173   $  934,503    $2,514,566    $11,222,556
                                           ==========   ==========    ==========    ===========

                 The accompanying notes are an integral part of this statement.

                                    STATION CASINOS, INC.
                                       401(k) PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            FOR THE YEAR ENDED DECEMBER 31, 1996





                                             STRATEGIC   OPPORT-                               EQUITY   CONSTEL-
                                               INCOME      UNITY        VALUE     INVESTORS    GROWTH    LATION
                                                FUND        FUND         FUND        FUND      FUND       FUND
                                               ------     --------     --------    -------   ---------   ------
CONTRIBUTIONS:
Employee Contributions                         $352,648   $471,831     $390,007    $660,845   $442,179   $533,033
Employer Contributions                           40,213     77,464       44,705      81,485     50,542     62,241
                                               --------   --------     --------    --------   --------   --------
                                                392,861    549,295      434,712     742,330    492,721    595,274
                                               --------   --------     --------    --------   --------   --------

INVESTMENT INCOME:
Net Unrealized Appreciation (Depreciation)
     in Market Value of Investments             (13,681)    71,503       30,456     173,729    106,968     58,504
Net Realized Appreciation (Depreciation)
     in Market Value of Investments              16,994     12,878        1,999       1,452      8,014     14,977
Interest and Dividend Income                     43,820     23,176       28,780     382,965     71,413     49,749
                                                -------    -------      -------     -------    -------   --------
                                                 47,133    107,557       61,235     558,146    186,395    123,230
                                                -------    -------      -------     -------    -------   --------

BENEFIT PAYMENTS                                (66,998)   (66,761)     (26,723)   (470,445)  (159,958)  (198,869)

OTHER ACTIVITY:
Transfers to New Trustee                              -          -            -   4,140,795  1,792,223    936,848
Net Interfund Transfers                          (6,396)    93,929          825    (152,376)    39,882     74,730
Loan Activity                                    (9,871)    (8,905)     (13,084)   (122,697)   (56,532)    (2,777)
                                              ---------    --------     --------   --------    --------   -------

NET INCREASE                                    356,729    675,115      456,965   4,695,753  2,294,731  1,528,436

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
  Beginning of Year                             471,809    227,028      183,532           -          -          -
                                             ----------   --------   ----------    --------   --------  ---------
  End of Year                                $  828,538   $902,143   $  640,497  $4,695,753 $2,294,731 $1,528,436
                                             ==========   ========   ==========    ========   ========     =========


                                                                              STN                    GROWTH
                                                STABLE        MONEY          COMMON                    AND
                                                VALUE         MARKET         STOCK        LOAN       INCOME
                                                 FUND         FUND           FUND        ACCOUNT      FUND
                                                ------       -------        ------       -------     -----
CONTRIBUTIONS:
Employee Contributions                          $696,487     $        -    $ 301,785           -    $         -
Employer Contributions                            74,540              -       17,105           -              -
                                                --------     ----------    ---------    ---------   -----------
                                                 771,027              -      318,890           -              -
                                                --------     ----------    ---------    ---------   -----------
INVESTMENT INCOME:
Net Unrealized Appreciation (Depreciation)
      in Market Value of Investments              72,558              -     (212,726)          -       (369,425)
Net Realized Appreciation (Depreciation)
      in Market Value of Investments               5,392              -       (9,223)          -        516,134
Interest and Dividend Income                      32,157         21,021            -      48,349              -
                                                --------     ----------    ---------    ---------   -----------
                                                 110,107         21,021     (221,949)     48,349        146,709
                                                --------     ----------    ---------    ---------   -----------

BENEFIT PAYMENTS                                (408,886)        (1,227)     (60,960)    (95,141)             -

OTHER ACTIVITY:
Transfers to New Trustee                       2,532,130              -            -           -     (4,140,795)
Net Interfund Transfers                         (225,867)       141,209       30,005           -          2,352
Loan Activity                                    (17,351)        22,327      (30,564)    230,401          2,558
                                                --------     ----------     ---------   ---------   -----------

NET INCREASE                                   2,761,160        183,330       35,422     183,609     (3,989,176)

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   Beginning of Year                                   -          3,727      548,484     611,558      3,989,176
                                                --------     ----------     --------    --------    -----------
   End of Year                                $2,761,160     $  187,057     $583,906    $795,167    $         -
                                                ========     ==========     ========    ========    ===========




                                                                             CAPITAL
                                               STRATEGIC        NEW         PRESERV-
                                               INVESTING      LEADERS        ATION
                                                FUND          FUND           FUND         TOTAL
                                                ------       -------        ------       -------
CONTRIBUTIONS:
Employee Contributions                          $      -     $        -    $       -   $3,848,815
Employer Contributions                                 -              -            -      448,295
                                                --------     ----------    ---------    ---------
                                                       -              -            -    4,297,110
                                                --------     ----------    ---------    ---------
INVESTMENT INCOME:
Net Unrealized Appreciation (Depreciation)
      in Market Value of Investments             119,881        (58,741)           -      (20,974)
Net Realized Appreciation (Depreciation)
      in Market Value of Investments             (66,887)        59,511            -      561,241
Interest and Dividend Income                           -              -       12,044      713,474
                                                --------     ----------    ---------    ---------
                                                  52,994            770       12,044    1,253,741
                                                --------     ----------    ---------    ---------

BENEFIT PAYMENTS                                       -              -          (51)  (1,556,019)

OTHER ACTIVITY:
Transfers to New Trustee                      (1,792,223)      (936,848)   (2,532,130)          -
Net Interfund Transfers                                -            386         1,321           -
Loan Activity                                      1,056          1,189         4,250           -
                                              ----------     ----------     ---------   ---------

NET INCREASE                                  (1,738,173)      (934,503)   (2,514,566)  3,994,832

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
   Beginning of Year                           1,738,173        934,503     2,514,566  11,222,556
                                              ----------     ----------    ----------  ----------
   End of Year                                $        -     $        -    $        - $15,217,388
                                              ==========     ==========    ========== ===========


              The accompanying notes are an integral part of this statement.

                         STATION CASINOS, INC.
                              401(k) PLAN
                     NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of the Station Casinos, Inc. 401(k) Plan (the "Plan") provides only general information of the Plan which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     GENERAL
     -------

     The Plan is a qualified, contributory defined contribution plan covering all non-bargaining unit employees of Station Casinos, Inc. (the "Company") who have completed 1,000 hours of service during a single year and have attained the age of 21.

     CONTRIBUTIONS, VESTING AND ALLOCATION
     -------------------------------------

     Participants may make contributions to the Plan of any amount up to 15% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 25% of the first 4% of compensation which a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company's matching contributions as follows:

          VESTING SERVICE             VESTING %
          ---------------             ---------

          Less than 1 year                0

          1 year                         20

          2 years                        40

          3 years                        60

          4 years                        80

          5 or more years               100

     Each year the Company may make an additional discretionary contribution to the Plan. The discretionary contribution is allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant's account as of the immediately preceding valuation date becomes vested.

     All contributions are invested in multiples of 1% as designated by the participant. A participant, however, may only invest 20% of his or her account balance in the Station Casinos, Inc. Common Stock Fund. Each day the plan trustee will determine the value of all assets in each investment fund. The daily net gain or loss on the assets in each investment fund is determined and any such gain or loss is allocated to the accounts of participants in proportion to the amount of each participant's investment in the investment fund.

     During the plan year the following separate elective investment funds were available for the purpose of investing contributions. The funds are as follows:

     a.   DREYFUS STRATEGIC INCOME FUND
          -----------------------------

     This investment fund's goal is to maximize current income by investing principally in debt securities of domestic and foreign issuers. At least 65% of the funds total assets ordinarily will be invested in debt securities, such as bonds, debentures, notes, mortgage-related securities, convertible debt obligations and convertible preferred stocks, of domestic and foreign issues. The fund is managed by The Dreyfus Corporation.

     b.   OPPENHEIMER QUEST OPPORTUNITY VALUE FUND
          ----------------------------------------

     This investment fund's goal is to obtain growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon the investment advisor's assessment of the relative values of each investment under prevailing market conditions. The Oppenheimer Quest Opportunity Value Fund will invest primarily in common stocks and securities convertible into common stock. The fund is managed by Oppenheimer Management Corporation.

     c.   AIM VALUE FUND
          --------------

     This investment fund's goal is to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective. This fund is managed by AIM Advisors, Inc.

     d.   FUNDAMENTAL INVESTORS FUND
          --------------------------

     This investment fund's goal is to increase its shareholders' capital and income return over time. The fund strives to accomplish this goal by investing primarily in a diversified portfolio of common stocks, or securities convertible into common stocks. This fund is managed by Capital Research and Management Company.

     e.   FIDELITY ADVISOR EQUITY GROWTH FUND
          -----------------------------------

     This investment fund's goal is to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth. It will be invested in the securities of smaller, lesser known companies, as well as medium and larger sized companies. An active management style is designed to capitalize on market opportunities and to secure gains. This fund is managed by Fidelity Investments.

     f.   AIM CONSTELLATION FUND
          ----------------------

     This investment fund's goal is to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies. This fund is managed by AIM Advisors, Inc.

     g.   MORLEY CAPITAL STABLE VALUE FUND
          --------------------------------

     This investment fund's goal is to provide a consistent rate of return while preserving capital and minimizing risk. The fund consists of assets whose principal value remains stable regardless of stock and bond market fluctuations. These instruments include investment contracts issued by insurance companies and other financial institutions. This fund is managed by Morley Capital Management,Inc.

     h.   STATION CASINOS, INC. COMMON STOCK FUND
          ---------------------------------------

     Amounts in this investment fund are invested in an unsegregated fund holding shares of common stock of Station Casinos, Inc. Separate accounts are established to record each participant's interest in this investment fund. While awaiting settlement of investment transactions, the fund invests amounts in The Dreyfus Worldwide Dollar Fund, a money market fund managed by The Dreyfus Corporation. Dividends or other distributions to common stock shareholders will be used by the plan trustee to acquire additional shares of common stock for the participants of the Station Casinos, Inc. Common Stock Fund. Any brokerage commissions or similar charges in connection with the purchase or sale of shares of company stock under the Station Casinos, Inc. Common Stock fund will be reflected in the number of shares purchased or the proceeds from common stock sold.

     i.   MONEY MARKET FUND
          -----------------

     This investment fund's goal is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

     j.   DREYFUS GROWTH AND INCOME FUND
          ------------------------------

     This  investment  fund's  goal is to provide  long  term  capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Growth and Income Fund invests in equity and debt securities and money market instruments of domestic and foreign issuers. The fund is managed by The Dreyfus Corporation. Effective February 1, 1996 this fund was no longer available.

     k.   DREYFUS STRATEGIC INVESTING FUND
          --------------------------------

     This investment fund's goal is to provide capital growth. The Dreyfus Strategic Investing Fund invests primarily in equity securities of domestic and foreign issuers which would be characterized as "value" companies according to the criteria established by The Dreyfus Corporation. The fund is managed by The Dreyfus Corporation. Effective February 1, 1996 this fund was no longer available.

     l.   DREYFUS NEW LEADERS FUND
          ------------------------

     This investment fund's goal is to maximize capital appreciation. The Dreyfus New Leaders Fund seeks out companies that the Dreyfus Corporation believes have the potential for significant growth. The fund is managed by The Dreyfus Corporation. Effective February 1, 1996 this fund was no longer available.

     m.   LASALLE NATIONAL TRUST CAPITAL PRESERVATION FUND
          ------------------------------------------------

     Assets  in  this  investment  fund  are  invested  primarily   in
     guaranteed investment contracts and alternative investment contracts issued by various insurance companies, commercial banks and investment banks. The fund is managed by the LaSalle National Trust, N.A. Effective February 1, 1996 this fund was no longer available.

     PARTICIPANT ACCOUNTS
     --------------------

     The portion of a participant's account that is not vested is forfeited when the participant terminates employment with the Company. Forfeitures shall be first used to reinstate prior forfeitures of participants who return to the employment of the Company and then are used to reduce future employer contributions to the Plan. Forfeitures for the year ended December 31, 1996 were $18,938.

     PAYMENT OF BENEFITS
     -------------------

     Upon normal retirement or death, vested benefits from the Plan may be made in either the form of a lump sum cash payment of the participant's account or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant's beneficiary.

     Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

     Participants may withdraw from their account once they have attained age 59 1/2. Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

     ADMINISTRATION
     --------------

     The Plan is administered by a committee designated by the Company's Board of Directors (the "Administrative Committee").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     a.   BASIS OF PRESENTATION
          ---------------------

           The financial statements of the Plan are maintained on an accrual basis.

     b.   PLAN EXPENSES
          -------------

           Legal, management trust, administrative and accounting expenses are paid by the trust fund if not paid by the Company. Payment of such fees are directed by the Administrative Committee.

     c.   INVESTMENTS
          -----------

           Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

     d.   PARTICIPANT LOANS
          -----------------

           Subject to the rules and limitations contained in the Plan, a participant is able to request a loan for an amount equal to as much as $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 1996 and 1995 there were outstanding participant loans in the amount of $795,167 and $611,558, respectively, which approximates the fair value of the loans. The participant loans bear interest at prime plus 1%, which for the year ended December 31, 1996 ranged from 9.25% to 9.50%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years.

3.   BENEFITS PAYABLE
     ----------------

     Benefits payable as of December 31, 1996 and 1995 were $49,889 and $5,062, respectively. These amounts are included in net assets available for plan benefits in the accompanying statements of net assets available for plan benefits.

4.   TRUSTEE AND TRUST AGREEMENT
     ---------------------------

     In January 1996, the Administrative Committee changed the recordkeeping and trustee functions from The Dreyfus Service Corporation and The Dreyfus Trust Company, respectively to Buck Consultants and The Riggs National Bank of Washington, D.C., respectively.

     As of December 31, 1996, the assets of the Plan were held by The Riggs National Bank of Washington, D.C. (the "Trustee") under a Trust Agreement dated December 18, 1995. Among other duties, the Trustee receives the employee's contributions, invests the trust funds, and makes payments to plan participants as directed by the Administrative Committee. The recordkeeping function of the Plan is performed by Buck Consultants.

5.   INCOME TAX STATUS OF THE PLAN
     -----------------------------

     The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 1995, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6.   PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

                                              STATION CASINOS, INC.
                                                   401(k) Plan
                     Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AS OF DECEMBER 31, 1996
                                                EIN # 88-0231933

                                                  SCHEDULE I


                                                               NUMBER                               MARKET
DESCRIPTION                                                    OF UNITS           COST              VALUE
-----------                                                    --------           ----              -------

DREYFUS STRATEGIC INCOME FUND                                    56,459           $  802,490        $  813,895
   The Dreyfus Corporation
OPPENHEIMER QUEST OPPORTUNITY VALUE FUND                         28,103              776,322           856,713
   Oppenheimer Management Corporation
AIM VALUE FUND                                                   21,403              597,979           623,839
   AIM Advisors, Inc.
FUNDAMENTAL INVESTORS FUND                                      189,208            4,469,123         4,642,852
   Capital Research and Management Company
FIDELITY ADVISOR EQUITY GROWTH FUND                              53,593            2,145,823         2,252,791
   Fidelity Investments
AIM CONSTELLATION FUND                                           59,487            1,444,090         1,502,594
   AIM Advisors, Inc.
MORLEY CAPITAL STABLE VALUE FUND                                228,510            2,665,612         2,738,170
   Morley Capital Management, Inc.
MONEY MARKET FUND                                               173,882              173,882           173,882

STATION CASINOS, INC. COMMON STOCK FUND*                         58,980              802,013           583,906

LOAN ACCOUNT (9.25% - 9.50%)                                    795,167              795,167           795,167
                                                                                 -----------       -----------
                                                                                 $14,672,501       $14,983,809
                                                                                 ===========       ===========

* Party in interest

                                 12

                                              STATION CASINOS, INC.
                                                   401(k) PLAN
                               Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                                   EIN # 88-0231933

                                                   SCHEDULE II

                                                            PURCHASES                                SALES
                                                   -------------------------   ---------------------------------------------------

                                                     NUMBER OF                  NUMBER OF                  ORIGINAL
DESCRIPTION                                        TRANSACTIONS      COST      TRANSACTIONS   PROCEEDS       COST       GAIN (LOSS)
-----------                                        ------------      ----      -------------  --------     ---------    -----------
DREYFUS STRATEGIC INCOME FUND                             -               -          195      1,594,054    1,577,060        16,994

OPPENHEIMER QUEST OPPORTUNITY VALUE FUND                200         683,770          156      1,506,250    1,493,372        12,878

AIM VALUE FUND                                            -               -          166      1,143,001    1,141,002         1,999

FUNDAMENTAL INVESTORS FUND                              202       5,332,814          266     11,530,448   11,528,996         1,452

FIDELITY ADVISOR EQUITY GROWTH FUND                     199       2,439,712          232      5,182,667    5,174,653         8,014

AIM CONSTELLATION FUND                                  195       1,788,157          195      3,935,299    3,920,322        14,977

MORLEY CAPITAL STABLE VALUE FUND                        183       6,047,030          286     15,492,666   15,487,274         5,392

MONEY MARKET FUND                                       299      10,263,234          277     29,852,199   29,852,199             -

STATION CASINOS, INC. COMMON STOCK FUND                   -               -           23        747,298      756,521        (9,223)

DREYFUS GROWTH AND INCOME FUND                            -               -            1      4,140,795    3,624,661       516,134

DREYFUS STRATEGIC INVESTING FUND                          -               -            1      1,792,223    1,859,110       (66,887)

DREYFUS NEW LEADERS FUND                                  -               -            1        936,848      877,337        59,511

LASALLE NATIONAL TRUST CAPITAL PRESERVATION FUND          -               -            1      2,532,130    2,532,130             -

                                 13

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number      Description
--------------      -----------

23.1                Consent Of Independent Public Accountants

                                    SIGNATURE
                                    ---------

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 21, 1997         STATION CASINOS, INC. 401(k)PLAN


                         By: /s/ Glenn C. Christenson
                             ------------------------
                              Glenn C. Christenson
                              Executive Vice President,
                              Chief Financial Officer,
                              Chief Administrative Officer,
                              Treasurer and Director (Principal
                              Financial and Accounting Officer)

                                  Exhibit 23.1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed registration statement on Form S-8 (File No. 33-70342).





                                   Arther Andersen LLP
Las Vegas, Nevada
June 19, 1997